UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015.

Commission File Number: 000-55253

Hemisphere Energy Corporation
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    [  ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hemisphere Energy Corporation

Date: September 17, 2015
/S/ DORLYN EVANCIC
Dorlyn Evancic
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	News release, dated September 17, 2015
99.2	Notice of Change in Auditor, dated September 15, 2015
99.3	Letter from Former Auditor, dated September 15, 2015
99.4	Letter from Successor Auditor, dated September 15, 2015